UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-14030

In the matter of the Application of US Bancorp Fund Services, LLC; Radiance ETF Trust; Radiance Asset Management, LLC; and Quasar Distributors, LLC

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Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

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All communications and orders to:

Eric W. Falkeis
US Bancorp Fund Services, LLC
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

With a copy to:

Patrick Daugherty Foley & Lardner LLP 321 N. Clark Street Suite 2800 Chicago, Illinois 60610-4764	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, Wisconsin 53202

Page 1 of 43 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on November 2, 2012

TABLE OF CONTENTS
Page

I.	INTRODUCTION		2
	A.	Summary of Application	2
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission	4

II.	BACKGROUND		5
	A.	General	5
	B.	The Trust and the Initial and Future Funds	6
	C.	The Initial Adviser and Sub-Advisers	7
	D.	Distributor	7
	E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent	8
	F.	The Calculation Agent	8

III.	APPLICANTS’ PROPOSAL		8
	A.	Operational Structure of the Funds	8
	B.	Purchases and Redemptions of Creation Units	10
	C.	Dividends, Distributions and Taxes	14
	D.	Shareholder Transaction Expenses; Operational Fees and Expenses	14
	E.	Dividend Reinvestment Service	15
	F.	Disclosure Documents	15
	G.	Sales and Marketing	16
	H.	Availability of Information	16

IV.	SUPPORT FOR RELIEF REQUESTED		17
	A.	Support for Relief Requested Pursuant to Section 6(c) of the Act	17
	B.	Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the Act	18
	C.	Support for Relief Requested Pursuant to Section 17(b) of the Act	18
	D.	The Product Does Not Raise Concerns	18

V.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS		21
	A.	Sections 2(a)(32) and 5(a)(1) of the Act	21
	B.	Section 22(d) of the Act and Rule 22c-1 under the Act	22
	C.	Section 22(e) of the Act	23
	D.	Section 12(d)(1) of the Act	24
	E.	Sections 17(a)(1) and 17(a)(2) of the Act	27

VI.	EXPRESSED CONDITIONS TO THE APPLICATION		30
	A.	Actively-Managed Exchange Traded Fund Relief	30
	B.	Section 12(d)(1) Relief	31

VII.		PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES	34

i

I.	INTRODUCTION

A.	Summary of Application

In this amended application originally filed on May 1, 2012 (this “Application”), US Bancorp Fund Services, LLC (“USBFS”), Radiance ETF Trust (the “Trust”), Radiance Asset Management, LLC (the “Initial Adviser”) and Quasar Distributors, LLC (the “Distributor”) (USBFS, the Trust, the Initial Adviser and the Distributor, collectively, “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”).

Applicants request that the Order requested herein apply to

•
The Initial Adviser and any other future investment advisers (“Future Advisers”) to a Fund (as herein defined), all of which will be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Any Future Advisers will be approved by the Board of Trustees of the Trust, including a majority of the trustees who are not interested persons (as defined in the Act) of the Trust, and the shareholder(s) of the applicable Fund, and will comply with the terms and conditions of this Application. The Initial Adviser and the Future Advisers together are each referred to as an “Adviser” and collectively as the “Advisers”.

•
The series of the Trust described herein and identified in Exhibit C (the “Initial Fund”), as well as to any other future series of the Trust and to any other future series of a registered open-end investment company sponsored by USBFS or an entity controlling, controlled by, or under common control with USBFS, as long as any such future series operates in accordance with the terms and conditions stated in this Application (“Future Funds”). Any Future Funds will comply with the terms and conditions of this Application. The Initial Fund and the Future Funds together are each referred to as a “Fund” and collectively as the “Funds”.

The requested Order would apply to actively-managed series of the Trust, and would permit, among other things:

•
The shares of the Funds to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”) per Share (as defined below);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Shares”) to be redeemable in large aggregations only;

•
Payment or satisfaction of redemptions by Foreign Funds (as defined below) to be provided in periods exceeding seven (7) calendar days up to a maximum of fourteen (14) calendar days under certain circumstances;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Funds of Funds (as defined below) to acquire Shares of the Funds and shares of Index Funds (as defined below) beyond the limitations in Section 12(d)(1)(A); and

•
The Funds and the Index Funds, any principal underwriter for such fund and any Broker (as defined below) to sell Shares of the Funds or shares of the Index Funds, as the case may be, to a Fund of Funds beyond the limitations in Section 12(d)(1)(B).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the U.S. Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”1 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

Applicants are requesting relief (i) under Section 12(d)(1)(J) of the Act to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not sponsored or advised by an Adviser or any entity controlling, controlled by, or under common control with such Adviser, and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds or Index Funds2 (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”) to acquire Shares or shares of an Index Fund beyond the limitations in Section 12(d)(1)(A), and the Funds or Index Funds, and any principal underwriter for the Funds or Index Funds, and any broker or dealer registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”, and any such persons registered under the Exchange Act, “Brokers”), to sell such shares beyond the limitations in Section 12(d)(1)(B), and (ii) under Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Fund or Index Fund to sell its shares to and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds or Index Funds are affiliated persons, or affiliated persons of affiliated persons (“Fund of Funds Relief”). “Fund of Funds” does not include the Funds or Index Funds.

Applicants ask that the requested Fund of Funds Relief apply to: (1) the Initial Fund and Future Funds; (2) Index Funds; (3) any principal underwriter for the Funds or Index Funds and any Brokers selling Shares of a Fund or shares of an Index Fund to Funds of Funds, and (4) each Fund of Funds that enters into a written agreement with a Fund or Index Fund regarding the terms of such Fund of Funds’ investment (“FOF Participation Agreement”).3 The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested Order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the Order requested herein only to invest in a Fund, or Index Fund, as the case may be, and not in any other investment company.

1     H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

2     The term “Index Funds” as used in this Application refers to exchange-traded funds that are designed to replicate an index, advised by an Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds.

3     Any Index Fund that relies on Fund of Funds Relief granted by the requested Order will comply with the terms and conditions set forth in this Application and will with respect to the Fund of Funds Relief matters described in this Application otherwise be treated in the same manner as a Fund.

Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (the “Fund of Funds Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each a “Fund of Funds Sub-Adviser”). Any investment adviser to a Fund of Funds will be registered under the Advisers Act. Each Investing Trust’s sponsor is the “Fund of Funds Sponsor” or “Sponsor”.

All existing entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. A Fund of Funds may rely on the Order only to invest in Funds and Index Funds and not in any other registered investment company.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.  Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

Applicants’ requested relief in this application is virtually identical to the relief recently granted by the Commission to various other actively managed exchange-traded funds (“ETFs”).4  In addition, the relief requested in this Application is substantially identical to prior relief granted by the Commission to other ETFs.5

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to passively managed ETFs.  While the Funds are technically actively managed ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues.  The portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index based ETFs.

In addition, as required under the conditions of the Application, neither the Adviser nor any Sub-Adviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.  This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Adviser and/or Sub-Adviser will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the Act.

4 See Van Eck Associates Corporation, et. al., Investment Company Act Release Nos. 29459 (October 7, 2010) (notice) and 29496 (November 3, 2010) (order) (“Van Eck Order”); WisdomTree Trust, et. al., Investment Company Act Release Nos. 28147 (Feb. 6, 2008) 73 FR 7776 (Feb. 11, 2008) (notice) (“WisdomTree Actively Managed ETF Notice”) and 28174 (Feb. 27, 2008) (order); Barclays Global Fund Advisors, et. al., Investment Company Act Release Nos. 28146 (Feb. 6, 2008) 73 FR 7771 (Feb. 11, 2008) (notice) and 28173 (Feb. 27, 2008) (order); Bear Stearns Asset Management, Inc., et. al., Investment Company Act Release Nos 28143 (Feb. 5, 2008) 73 FR 7768 (Feb. 11, 2008) (notice) and 28172 (Feb. 27, 2008) (order); and PowerShares Capital Management LLC, et. al., Investment Company Act Release Nos. 28140 (Feb 1, 2008) 73 FR 7328 (Feb. 7, 2008) (notice) (“PowerShares Actively Managed ETF Notice”) and 28171 (Feb. 27, 2008) (order).

5 See In the Matter of SPA ETF Trust, et. al., Investment Company Release Nos. 27963 (August 31, 2007) (notice) and 27983 (September 26, 2007) (order) (hereinafter collectively referred to as the “SPA Order”); In the Matter of Claymore Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (August 28, 2006) (notice) and 27483 (September 18, 2006) (order) (the “Claymore Order”); In the Matter of First Trust Exchange Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (order) (the “First Trust Order”); In the Matter of UBS Global Asset Management (US) Inc.; and Fresco Index Shares Funds Investment Company Release Nos. 25738 (September 18, 2002) (notice) and 25767 (order) (hereinafter collectively referred to as the “Fresco Order”); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Release Nos. 25409 (February 5, 2002) (notice) and 25451 (order) (hereinafter collectively referred to as the “Nuveen Order”); In the Matter of Vanguard Funds et al. Investment Company Release Nos. 24680 (October 6, 2000) (notice) and 24789 (order) (hereinafter collectively referred to as the “VIPERS Order”); In the Matter of the Select Sector SPDR Trust, Investment Company Act Release Nos. 23534 (November 13, 1998) and 24666 (September 25, 2000) (hereinafter collectively referred to as the “Select Sector SPDR Order”); In the Matter of Barclays Global Fund Advisers, Investment Company Act Release Nos. 24451 and 24452 (May 12, 2000) (hereinafter collectively referred to as the “iShares Order”); In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996) (the “WEBS Order”); In the Matter of CountryBaskets Fund, Inc.. et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”); and In the Matter of PowerShares Exchange-Traded Fund Trust et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”).

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based ETFs, is equally applicable to the Funds.

The relief requested by Applicants with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First Trust Order, (iv) Fresco Order; (v) Nuveen6 Order; (vi) Viper Order; (vii) iShares Order; (viii) the Select Sector SPDR Order; (ix) the WEBs Order; (x) PowerShares Order; and (xi) Van Eck Order.

The relief requested with respect to Section 22(d) and Rule 22(c)-1 thereunder (relating to trading of Shares on an Exchange at prices determined by market forces) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First Trust Order; (iv) Fresco Order; (v) Nuveen Order; (vi) Vipers Order; (vii) the WEBS Order; (viii) the Select Sector SPDR Order; (ix) the iShares Order; (x) CountryBaskets Order; (xi) PowerShares Order; and (xii) Van Eck Order.

The relief requested with respect to Sections 17(a) and 17(b) of the Act is substantially similar to the exemptive relief granted by the Commission to GMO Core Trust, In the Matter of GMO Core Trust, Investment Company Act Release No. 15415 (Nov. 14, 1986) (order), and is virtually identical to the exemptive relief granted in (i) SPA Order; (ii) Claymore Order, (iii) First Trust Order; (iv) the Fresco Order; (v) the Nuveen Order, (vi) the WEBS Order; (vii) the Select Sector SPDR Order; (viii) the iShares Order; (ix) CountryBaskets Order; (x) VIPER Order; (xi) PowerShares Order; and (xii) Van Eck Order.

The relief requested with respect to Section 22(e) is virtually identical to the exemptive relief granted by the Commission in the (i) WEBS Order, (ii) Fresco Order; (iii) Claymore Order and (iv) Van Eck Order.

The relief requested with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission granted in the PADCO Order, the Second iShares Order, Claymore Order, the SPA Order and the Van Eck Order.

II.	BACKGROUND

A.  General

The transactions contemplated by Applicants which are the subject of this Application involve establishing one or more registered investment companies. The Funds may be formed as separate trusts or as separate series of one or more trusts that utilize active management investment strategies.  Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in U.S. markets (collectively, “Domestic Funds”) or securities traded on global markets (“Foreign Funds”).7

The Initial Fund will be organized as a separate series of the Trust. The Trust will be registered with the Commission as an open-end management investment company and will file a registration statement on Form N-1A with the Commission in respect of the Initial Fund it intends to offer.8

The Applicants expect that the Initial Fund will be a “Domestic Equity ETF.” The investment objective of the Domestic Equity ETF will be to seek long-term capital appreciation by investing primarily in U.S. equity securities. The Domestic Equity ETF will seek to meet its objective by normally investing at least 80% of its total assets in equity securities of companies domiciled in the U.S. and primarily listed on an Exchange. The board of directors or trustees of the Domestic Equity ETF may change the investment objective of the Domestic Equity ETF without shareholder approval. The Adviser will use qualitative and quantitative metrics to select securities for the Domestic Equity ETF that have growth potential within their issuers’ industries. Candidates for the portfolio will be ranked based on relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria. The Domestic Equity ETF’s portfolio may include common stocks, ETFs, exchange-traded products not registered as investment companies under the Act, preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, and convertible debt instruments.

Only Shares combined into one or more groups of a fixed number of Shares (e.g., 50,000 Shares, with each group of a specified number of individual Shares, collectively, a “Creation Unit”) will be redeemable. Each Fund will issue, on a continuous offering basis, its Shares only in Creation Units. Applicants expect that the initial price per Share of each Fund will fall in the range of $10 to $100.9 Accordingly, Applicants expect that the initial price of a Creation Unit will be between $500,000 (assuming the lowest price of $10 per Share) and $5,000,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Fund.

6 See Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001) (notice) and 24930 (April 6, 2001) (order) (“Nuveen”).

7 Neither the Initial Fund nor any Future Fund will invest in option contracts, futures contracts, or swap agreements.

8     Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”) before offering Shares.

9     Applicants believe that a conventional trading range will be between $10-$100 per Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

The Trust, on behalf of the Initial Fund, will submit an application to list the Shares of the Initial Fund on an Exchange. Shares of Future Funds will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will act as market makers for the Shares, whether or not “designated” as such by the Exchange (“Market Makers”) and maintain a market for Shares trading on the Exchange.10

Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange. Applicants intend that the NAV of the Shares will be established at a level convenient for trading purposes as discussed above.

Applicants believe this market-basket investment product must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate securities held by a Fund (“Portfolio Securities”) to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units. “In-kind” purchases and redemptions will be made only in Creation Units.

B.  The Trust and the Initial and Future Funds

The Trust, which will be organized as a Delaware statutory trust, is an open-end management investment company. The Initial Fund will be a separate series of the Trust and will offer and sell Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act of 1933, as amended (the “Securities Act”).

10     If Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered in Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Section 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

The Trust is overseen by a Board of Trustees (“Board”). The Future Funds will also be open-end management investment companies or series thereof whose activities are overseen by a Board.11

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make them significantly different from what the investing public associates with a traditional mutual fund. Instead, as applicable, the Funds will be marketed as an “actively-managed exchange-traded fund,” “ETF,” “actively-managed ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

C.  The Initial Adviser and Sub-Advisers

The Initial Adviser will be the investment adviser to the Initial Fund and will, in each case, possess full discretionary investment authority with respect to the Initial Fund or discrete portions of the Initial Fund that includes the ability to appoint sub-advisers to the Initial Fund. The Initial Adviser is a Delaware limited liability company, with its principal office located at 10 High Street, Suite 701, Boston, Massachusetts 02110. The Initial Adviser is registered with the Commission as an investment adviser under Section 203 of the Advisers Act. Any Future Advisers to Future Funds will be registered as investment advisers under Section 203 of the Advisers Act.

An Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser, a “Sub-Adviser”).12 Applicants have filed an application for an order of the Commission pursuant to Section 6(c) of the Act granting an exemption from the provisions of Section 15(a) of the Act and Rule 18f-2 under the Act to the extent necessary to permit an Adviser to employ a manager-of-managers arrangement, as described in that application, without approval by the vote of a majority of the outstanding securities of each Fund employing that arrangement.13  Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies (collectively, “Client Accounts”).

D.  Distributor

Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 acts as distributor for the Funds.  The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), and will serve as the principal underwriter and distributor of the Funds.  The Distributor will distribute shares on an agency basis.

11     The term Board as used in this Application includes the board of directors of any Fund, and, with respect to the requested Fund of Funds Relief, the board of directors or trustees of any Index Fund.

12     Applicants will file a separate application with the Commission for “manager of managers” relief to permit an Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Adviser’s advisory contract.

13 Applicants will also apply for an order under Section 6(c) of the Act exempting each Fund that employs the proposed manager-of-managers arrangement from certain disclosure obligations under forms and rules promulgated and administered by the Commission.

E.  Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of the Fund’s Portfolio Securities. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of an Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

F.  The Calculation Agent

An Adviser will enter into an agreement (“Calculation Agent Agreement”) with one or more unaffiliated parties to act as “Calculation Agent”.  The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or Distributor.

III.	APPLICANTS’ PROPOSAL

A.      Operational Structure of the Funds

1.           Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder, and state law applicable to Delaware statutory trusts.

The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (“Beneficial Owners”) will be shown on the records of the DTC or DTC participants (e.g., Brokers, banks, trust companies and clearing companies) (“DTC Participants”). Shares will be registered in book-entry form only and no Fund will issue share certificates nor will any Beneficial Owner have the right to receive a certificate representing Shares. Beneficial Owners of Shares will exercise their rights in such securities indirectly through the DTC and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. Delivery of all notices, statements, shareholder reports and other communications from any Fund to the Beneficial Owners will be at such Fund’s expense through customary practices and the facilities of the DTC and DTC Participants.

2.           Investment Objective(s) and Principal Investment Strategies

Each Fund will consist of a portfolio of securities (including equity and fixed income securities), currencies traded in the U.S. or in global markets, and other assets (“Portfolio Securities”). Each Initial Fund may invest in Portfolio Securities in accordance with its investment objective, the requirements of the Act and rules thereunder, and the Fund’s registration statement.

Each Fund will periodically change the composition of its portfolio and will provide market participants information regarding any change in portfolio composition on the following business day (“T+1”), the first day that such security would be reflected in the Fund’s NAV. Each Fund will disclose the Portfolio Securities that will be used to calculate its NAV on any day that a Fund is open, including as required by Section 22(e) of the Act (“Business Day”) prior to the commencement of trading on an Exchange on which its Shares are listed.14

14 Each Fund will publish its Portfolio Securities once each Business Day.

a.           Depositary Receipts

The Funds may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “Depositary”) and evidence ownership in a security or pool of securities that have been deposited with the Depositary.15 A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

b.           Fixed Income Securities

To the extent consistent with other investment limitations, a Fixed Income Fund may invest in mortgage- or asset-backed securities, including a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

3.           Exchange Listing

Each Fund will offer Shares that will be listed on one or more Exchanges. The Shares will not be individually redeemable by the Fund, but will trade on an Exchange as individual Shares.

The principal secondary market for Shares will be the Exchange on which the Shares are listed and traded (the “Primary Listing Exchange”). The Trust intends to submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. Shares of the Funds will be traded on the Exchange in a manner similar to WisdomTree, Fidelity, PowerShares, Rydex, VIPERS, SPDRs, MidCap SPDRs, DIAMONDS, the iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs, QQQQs and iShares.

Shares will trade on an Exchange in the same manner as other equity securities and ETFs and their price will based on a current bid/offer in the secondary market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges. Neither the Distributor, nor the Adviser, Sub-Adviser, any Fund, any future Distributor or the Trust is or will be an affiliate of an Exchange.

Like the price of all traded securities, the price of a Fund’s Shares will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by the Fund. Shares available for purchase and sale on an intra-day basis on an Exchange will not have a fixed relationship with either their previous Business Day’s NAV or their current Business Day’s NAV. Prices on an Exchange may be below, at, or above the most recently calculated NAV of such Shares.

As long as a Fund operates in reliance on the requested Order, Shares of the Fund will be listed on an Exchange. Neither the Adviser nor the Distributor nor any affiliated person thereof will maintain a secondary market in the Shares.

15 Depositary Receipts include ADRs and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (“Securities Act”), on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the Depositary for any Depositary Receipts held by a Fund.

B.   Purchases and Redemptions of Creation Units

1.           Generally

Each Fund will offer and sell Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received by the Distributor. The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time (the “NAV Calculation Time”).16

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Securities”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Securities”).17 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Securities and the names and quantities of the instruments that constitute the Redemption Securities will be identical. In addition, the Deposit Securities and the Redemption Securities will each correspond pro rata to the positions in a Fund’s portfolio (including cash positions), except:18

(i)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(ii)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;19 or

(iii)	TBA Transactions and other positions that cannot be transferred in-kind20 will be excluded from the Deposit Securities and the Redemption Securities.21

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Securities or Redemption Securities exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Securities or Redemption Securities, as applicable, changes relative to the net asset value of a Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(i)	to the extent there is a Cash Amount, as described above;

16     Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

17 The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

18 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

19 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

20 This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

21 Because these instruments will be excluded from the Deposit Securities and the Redemption Securities, their value will be reflected in the determination of the Cash Amount (defined below).

(ii)	if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(iii)	if, upon receiving a purchase or redemption order from an Authorized Participant (defined below), a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;22

(iv)
if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (1) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (2) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(v)
if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (1) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (2) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (3) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.23

Each Business Day, before the open of trading on the Listing Exchange, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Securities and the Redemption Securities, as well as the estimated Cash Amount (if any), for that day. The List of Deposit Securities and Redemption Securities will apply until a list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct error(s) in the published list.

2.           Placement of Orders to Purchase Creation Units

a.           Generally

All orders to purchase Creation Units must be placed with the Distributor or an agent of the Distributor by or through an “Authorized Participant,” which is either (i) a “Participating Party” (i.e., a Broker or other participant in the Continuous Net Settlement System (“CNS System”) of the NSCC (“NSCC Process”), a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units.24 The Participant Agreement between an Authorized Participant and the Distributor shall be accepted by the Trust’s custodian. Authorized Participants may be, but are not required to be, members of an Exchange. An investor does not have to be an Authorized Participant, but must place an order to purchase or redeem Creation Units through an Authorized Participant. An investor may obtain a list of Authorized Participants from the Distributor.

22 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

23 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clauses (v)(1) or (v)(2).

24 Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares.

b.           Settlement Process

Purchase orders for Creation Units of a Fund will be processed either through the NSCC Process or through a manual clearing process (“DTC Process”). Settlement and clearing of foreign securities presently cannot be made using either the NSCC Process or the DTC Process. This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example). With respect to any Foreign Fund, the clearance and settlement of its Creation Units will depend upon the nature of each security, consistent with the processes discussed below.

Deposit Securities of Domestic Funds that are DTC eligible equity securities may clear and settle through the NSCC Process or the DTC Process. The enhanced clearing process or NSCC Process is only available to participants in the CNS System. This system has been specifically enhanced to effect purchases and redemptions of ETF securities such as the Shares. The NSCC Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single position. By contrast, the manual system or DTC Process is available to all DTC Participants and involves a manual line-by-line movement of each security position.25 Because the DTC Process involves the movement of multiple securities while the NSCC Process involves the movement of one unitary basket which automatically processes the movement of numerous securities, the DTC will charge a Fund more than the NSCC to settle a purchase of Creation Units.

Generally, Deposit Securities of Domestic Funds that are DTC eligible domestic fixed income securities (other than U.S. government or U.S. government agency securities) may clear and settle through either the NSCC Process or the DTC Process in the same manner as Deposit Securities of Equity Funds and the DTC eligible domestic fixed income securities held by other ETFs. Deposit Securities that are U.S. government or U.S government agency securities and any cash will settle via free delivery through the Federal Reserve System.

Non-U.S. equity and fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. Accordingly, once a purchase order for Creation Units of a Foreign Fund has been placed with the Distributor by an Authorized Participant, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians, as applicable. The Authorized Participant will then deliver to the Custodian or appropriate sub-custodian(s), on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or cash. The Deposit Securities and/or cash must be delivered to the applicable Foreign Fund’s account(s) maintained at the Custodian or applicable sub-custodian(s). If applicable, the sub-custodian(s) will confirm to the Custodian that the Deposit Securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor of the same.

Shares will clear and settle through the DTC.

The Custodian will monitor the movement of underlying Deposit Securities and/or applicable cash and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the corresponding Deposit Securities and/or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.26

25 In certain circumstances, an investor that tenders a Custom Order may be required to purchase Creation Units outside the NSCC Process because the NSCC Process can only handle non-conforming deposits in specified situations. Creation Units created in advance of receipt by the Custodian of all or a portion of the Deposit Securities must be processed outside the NSCC Process.

26 Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of the portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The specialists and other institutional investors who would take advantage of arbitrage activity have full access to and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

3.           Timing and Transmission of Purchase Orders

All orders to purchase (and redeem) Creation Units must be received by the Distributor in proper form prior to the NAV Calculation Time in order for the purchaser to receive the NAV determined on that date (“Transmittal Date”). On Business Days that an Exchange closes early, a Fund may require an order for the purchase of Creation Units to be submitted earlier during the day. An Authorized Participant must deliver a Custom Order to the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.

The Distributor will transmit all purchase orders to the applicable Fund. The Distributor may reject a purchase order for Creation Units if the order is not submitted in proper form consistent with the requirements set forth in the Participant Agreement. The Trust may reject an order to purchase Creation Units for any reason. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and/or applicable cash, the Custodian will initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus or a Prospectus summary consistent with the terms of Rule 498 under the Securities Act (“Prospectus Summary”) and a confirmation to those placing purchase orders and the Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement delivery of Shares.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities has been completed and/or any applicable cash has been received. Notwithstanding the foregoing, to the extent contemplated by the Participant Agreement, Creation Units may be issued to an Authorized Participant despite the fact that the Deposit Securities have not been received in whole or in part, in reliance on the undertaking of the Authorized Participant to deliver any missing Deposit Securities, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit a Fund, under certain circumstances, to buy the missing Deposit Securities and the Authorized Participant effecting the transaction will be liable to the Fund for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. A Fund’s Statement of Additional Information (“SAI”) or the Participant Agreement may contain further details relating to this collateral process.

4.           Placement of Orders to Redeem Creation Units

To redeem, an investor must accumulate enough Shares to constitute a Creation Unit.27

Redemption requests must be placed by or through an Authorized Participant. All orders to redeem Creation Units of a Fund must be received by the Distributor in proper form no later than the NAV Calculation Time on the Transmittal Date in order for the redeeming investor to receive the Fund’s NAV determined on the Transmittal Date. On Business Days that an Exchange closes early, a Fund may require an order for the purchase of Creation Units to be submitted earlier during the day. An Authorized Participant must deliver a Custom Order to the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.

27 In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s or Future Funds’ organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of the Trust or the Future Funds in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust or Future Funds might elect to pay cash redemptions to all Beneficial Owners with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount. See, Section III.B.1 of this Application.

As with purchases, redemptions of Shares may be made either through or outside the NSCC Process.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit(s) to be redeemed to the Distributor on behalf of a Fund prior to the time that the Fund calculates its NAV on the Transmittal Date, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use the collateral to purchase the missing Shares or to provide for any Cash Amount due and will subject the Authorized Participant to liability for any shortfall between the cost incurred by the Trust to acquire the Shares and the value of the collateral. The Participant Agreement or a Fund’s SAI may contain further information relating to this collateral process.

Shareholders redeeming Creation Units pursuant to a Custom Order may be required to settle their redemption outside the NSCC Process. Redemptions of Creation Units in advance of receipt by the Custodian of all applicable Shares must be processed outside the NSCC Process.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem Shares may not be suspended nor payment upon redemption delayed, except as provided by Section 22(e) or by the exemptive relief being requested in this Application.

C.  Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to each record owner which will either be the DTC or a DTC Participant. Beneficial Owners will receive their pro rata portion of a distribution from the DTC or through DTC Participants, as applicable.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

D.  Shareholder Transaction Expenses; Operational Fees and Expenses

1.           Transaction Fees

No sales charges for purchases of Shares of any Fund will be imposed. Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase and redeem Creation Units in-kind and such costs have a potential to dilute the interests of the Fund’s existing Beneficial Owners. Brokerage commissions incurred by a Fund to acquire any Deposit Security where cash was deposited in lieu of one or more Deposit Securities are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the investor.

Each Fund recoups these costs by imposing a “Transaction Fee” on investors purchasing (and redeeming) Creation Units. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased, or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Fund’s SAI, and in accordance with Rule 22d-1 under the Act. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

The Transaction Fee will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities. Investors purchasing or redeeming Shares outside the NSCC Process may be subject to a higher Transaction Fee than investors utilizing the NSCC Process. In addition, cash purchases and redemptions of Shares may involve a higher Transaction Fee to cover the costs of purchasing and selling the applicable Deposit and Redemption Securities, including trading costs, brokerage commissions, and all or a part of the spread between the expected bid and offer side of the market relating to these securities.

2.           Other Expenses

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include investment advisory fees, custody fees, registration fees of the Commission, an Exchange’s listing fees, and other costs properly paid by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated amongst all Funds on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and relative size of each Fund. Such expenses may include, but will not be limited to, fees and expenses of Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing, and mailing Prospectuses, SAIs, annual and semi-annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees, compliance services fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except those to be assumed by the Adviser or other party.

Each Fund’s investment advisory contract with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive an advisory fee, accrued daily and paid monthly in arrears, on an annualized basis, of a specified percentage of the average daily net assets of each Fund. The advisory fees paid by each Fund may differ. The Adviser shall pay the fees of any Sub-Adviser for advisory services rendered to a Fund from the advisory fees paid by the Fund to the Adviser.

The administrator, fund accountant, transfer agent, and Custodian will provide certain administrative, fund accounting, transfer agency, and custodial services to each Fund. Each will receive a fee from a Fund that is based on a percentage of the average daily net assets of the Fund, a flat dollar amount, or a combination of both.

The Adviser or any other service provider for each Fund may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to the Fund.

E.  Dividend Reinvestment Service

The Trust will not make the DTC book entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Beneficial Owners participating in such service.

F.  Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a prospectus that meets the requirements of the Securities Act. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution. Because the Creation Units will be issued by an open-end investment company, will be redeemable, and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus that meets the requirements of the Securities Act prior to or at the time of confirmation of each secondary market sale of Shares involving a dealer.

Because new Shares may be issued on an ongoing basis, a “distribution” of Shares could occur at any time. A Broker and/or its client may be deemed a statutory underwriter if it/they purchase Creation Units from a Fund, break them down into the constituent Shares, and sell the Shares directly to customers, or if they choose to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that, under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of an Exchange in connection with a sale on the Exchange is satisfied by the fact that a Fund’s Prospectus is available at the Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange.

The Distributor will coordinate the production and distribution of Prospectuses or Prospectus Summaries to Brokers. It will be the responsibility of the Brokers to provide a Prospectus or Prospectus Summary for every secondary market purchase of Shares.

The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners. With respect to each distribution by the Funds, the Trust will furnish the DTC and DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share and an annual notification as to the tax status of a Fund’s distributions.

G.  Sales and Marketing

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the Trust and the Funds and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the Act as an “open-end investment company,” neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to the Fund in Creation Units only.

H.  Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The applicable website, which will be publicly available prior to the public offering of Shares, will include each Fund’s Prospectus and/or Summary Prospectus, SAI, the latest annual and semi-annual financial reports to shareholders, and proxy voting record, each of which may be downloaded. The applicable website will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (“Bid/Ask Price”),28 and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV. Moreover, on each Business Day, prior to the commencement of trading in Shares on an Exchange, the Adviser shall post on the applicable website the identities and quantities of the Portfolio Securities held by each Fund that will form the basis for the calculation of the NAV at the end of that Business Day.29 The applicable website and information posted thereon will be publicly available at no charge.

28 The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

29 Under accounting procedures followed by each Fund, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the Funds over and above what is normally available for shares of a traditional open-end investment company. Information regarding market price and volume will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. An Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Amount. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

IV.	SUPPORT FOR THE RELIEF REQUESTED

A.  Support for Relief Requested Pursuant to Section 6(c) of the Act

The exemptive relief from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 there under summarized in Sections V.A., V.B., and V.C. of this Application is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security, or transaction from any provision of the Act:

“...if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].”

The Applicants believe that the Shares of each Fund afford significant benefits in the public interest. The typical ETF allows investors to trade a portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of investment companies with a basket of portfolio securities selected to correspond to the price and yield performance of a particular securities index (each, an “Index ETF”) is ample testimony to the fact that this basket structure has proven attractive to investors. Like Index ETFs and Actively Managed ETFs, availability of Shares would: (i) provide increased investment opportunities which should encourage diversified investment; (ii) provide, in the case of Shares trading on an Exchange, a low-cost, market-basket security for small- and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only at closing prices and that would permit investors to respond quickly to market change; (iii) provide a security that should be freely available in response to market demand; (iv) provide competition for comparable products available in the U.S. markets; (v) attract capital to the U.S. equity market; (vi) facilitate the implementation of diversified investment techniques; and (vii) provide a more tax efficient investment vehicle than traditional mutual funds.30

The Commission has also indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”31  The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors.

Based on the above, and since the proposed operation of each Fund does not raise any unique regulatory concerns separate and apart from those previously addressed in prior requests for relief by Index ETFs and Actively Managed ETFs, the Applicants believe that the Shares of each Fund are appropriate for exemptive relief under Section 6(c).

30 Because purchases and redemptions of Creation Units will be generally processed on an in-kind basis, the Funds will not generate capital gains to the same degree as traditional mutual funds.

31 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

B.  Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the Act

The exemptive relief from Section 12(d)(1)(A) and (B) of the Act summarized in Section V.D. of this Application is requested pursuant to Section 12(d)(1)(J) of the Act which provides that the Commission may:

“conditionally or unconditionally exempt any person, security, or transaction, or any classes of persons, securities or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Applicants believe that, subject to the conditions outlined in Section VI.B. of this Application which are intended to address the potential abuses associated with “fund-of-fund” investment products, permitting an Investing Fund to purchase Fund Shares and a Fund to sell its Shares beyond the limitations set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) is consistent with the public interest and the protection of investors. Applicants contend that the increase of investment options resulting from the requested relief may enhance an Investing Fund’s ability to successfully achieve its investment objective. Further, Applicants also maintain that the relief will benefit each Fund by expanding the pool of investors eligible to purchase Shares. An increase in participants eligible to purchase Creation Units from a Fund may also result in an increase of assets under management which translates into lower Fund operating expenses and a potential increase in NAV and the market value of Shares.

C.  Support for Relief Requested Pursuant to Section 17(b) of the Act

The exemptive relief from Sections 17(a)(1) and 17(a)(2) of the Act summarized in Section V.E. of this Application is requested pursuant to Section 17(b) of the Act, which permits the Commission to approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction...are reasonable and fair and do not involve overreaching on the part of any person concerned: the proposed transaction is consistent with the policy of each registered investment company concerned...and the proposed transaction is consistent with the general purposes of the [Act].”

The sale and redemption of Creation Units of each Fund will be on the same terms for all investors. The Creation Basket and Cash Amount for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. In each case, Creation Units are sold and redeemed by the Trust at their net asset value. Accordingly, the Applicants believe that the proposed transactions described herein satisfy the Section 17(b) standards for relief because (i) the terms of the transactions, including the consideration to be paid or received for Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transactions will be consistent with the Trust’s policy; and (iii) the proposed transactions are consistent with the general purposes of the Act.

D.  The Product Does Not Raise Concerns

In developing the structure and investment process of each Fund, Applicants sought to address all of the regulatory concerns raised in the Concept Release regarding Actively Managed ETFs.

1.	Structure and Operation of the Trust and the Funds Compared to Index ETFs

          Applicants believe that the structure and operation of the Trust and the Funds will be very similar to that of the other ETFs currently traded. Applicants believe that investors will have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to a Fund’s NAV.

Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.32  After considering a variety of alternatives, Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.

As discussed below, the full transparency of a Fund’s Portfolio Securities and the level and detail of information displayed on the Website for each Fund should ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to Index ETFs and Actively Managed ETFs currently trading in the secondary market.

       a.   Portfolio Transparency, “Front-Running” and “Free-Riding”

          As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the Creation Basket and the estimated Cash Amount, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities and Redemption Securities will be made available to market participants in the same manner and to the same extent as is provided in connection with Index ETFs.

                                       Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Conflicts Policies and Procedures and Codes of Ethics of the Adviser and/or the Sub-Advisers should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with ETFs now trading.

       b.   Liquidity of Portfolio Securities

          The Portfolio Securities held by each Fund will meet the liquidity requirements applicable to open-end investment companies. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Trust and the Funds will be the same or as robust as those offered by existing ETFs.

       c.   Arbitrage Mechanism

         Applicants believe that (i) the arbitrage opportunities offered by the Trust and the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ net asset value per share. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by ETFs.

32 See, Concept Release at 10. (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

          Applicants believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for Index ETFs and Actively Managed ETFs that have been granted an exemptive order by the Commission. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

       Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. The first is an institutional investor that desires to purchase professionally managed ETFs as an economic means to further diversify its investment portfolio. The other potential institutional investor is the arbitrageur who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the cost of depositing a Creation Basket and a Cash Amount and creating a Creation Unit to be unbundled into individual Shares. Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market and maintain the market price of Shares close to their NAV. Applicants also expect that the Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

       Purchasers of Creation Units may hold Shares or sell them in the secondary market. Applicants believe that the Trust and the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Some of these benefits include, among others:

•
Providing investors with exposure to the potential for diversification and potentially above-market return opportunities offered by an Actively Managed ETF, as contrasted with Index ETFs, which can offer only index-limited market exposure and index-tracking returns.

•
Providing investors with exposure to an actively managed portfolio of securities through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.

•
Providing investors with an opportunity to obtain through their brokerage or advisory relationships a potentially diversified portfolio of securities selected by the Adviser and/or Sub-Advisers according to such Adviser’s and/or Sub-Advisers’ investment criteria with significantly lower transaction costs than if they purchased individual securities.

•	Providing investors with a generally more tax-efficient investment than a comparable mutual fund investment.

•	Providing short-term investors with an investment option that will not disrupt the portfolio management of a Fund.

•	Providing a security that should be freely available in response to market demand.

       If Section 12(d)(1) relief is granted, each Fund will also offer an Investing Fund the benefits noted above. For example, each Fund will offer a simple and efficient way to gain exposure to a variety of investment strategies.

       The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and the Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and Brokers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and/or Sub-Advisers.

3.	The Commission Should Grant the Exemptive Relief Requested

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor Sub-Advisers will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person.

V.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

A. Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defmes an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” Section 2(a)(32) of the Act defines a redeemable security as

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. Accordingly, Applicants request an order under Section 6(c) of the Act granting an exemption from Sections 5(a)(1) and 2(a)(32) to permit the Trust and each Fund to register as an open-end management investment company and redeem Shares in Creation Units only as described in Section III.B. of this Application.

The relief requested herein is very similar to that granted by the Commission to Index ETFs and other Actively Managed ETFs permitting the creation of Creation Units described in such orders to be separated into individual shares which are not redeemable. Applicants believe that issues raised in this Application with respect to Sections 2(a)(32) and 5(a) (1) of the Act are the same issues raised in the applications for the orders granted to the Index ETFs and other Actively Managed ETFs and merit the same relief.

Creation Units will always be redeemable in accordance with the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption while listing Shares on an Exchange will afford all holders of Shares the benefit of intraday liquidity. Because Creation Units may always be purchased and redeemed at net asset value (less certain transactional costs), the price of Shares on the secondary market and the price of the NAV of individual Shares of a Creation Unit should not vary substantially.33 Also, each investor is entitled to purchase and redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

As noted in Section IV.A. (Support for Relief Requested Pursuant to Section 6(c) of the Act), the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect. On the basis of the foregoing as well as the rationale set forth in Section IV.A., the Applicants believe that an exemption from Sections 5(a)(1) and 2(a)(32) to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, satisfies the requirements of Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act.

33 See, Section IV.D.1.c. of this Application.

B.  Section 22(d) of the Act and Rule 22c-1 under the Act

Section 22(d) of the Act provides that:

“[n]o registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus...”

Rule 22c-1 under the Act provides in part, that:

“[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security, shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security....”

Shares of each Fund will be listed on an Exchange and a Market Maker will maintain a market for such Shares. The Shares will trade on and away from an Exchange at all times on the basis of current bid/ask prices and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of the Shares of each Fund will not, therefore, be accomplished at an offering price described in the applicable Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of a principal order, as required by Rule 22c-1. Accordingly, Applicants request an order under Section 6(c) of the Act granting an exemption from Section 22(d) of the Act and Rule 22c-1 under the Act to permit Shares to trade at negotiated prices on an Exchange.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of creating, redeeming, and pricing Shares of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.34

Applicants do not believe that any of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve a Fund as a party and therefore cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved with the sale of Shares.

Further, Applicants also contend that the proposed distribution system will be orderly. Anyone may sell or acquire Shares by purchasing or selling them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another dealer in the sale of Shares. In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV. If the price for Shares of a Fund should fall below their NAV (which is calculated based on the value of the Fund’s underlying assets), an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Based on the trading history of Actively Managed ETFs and summarized in Section IV.D.1. of this Application, Applicants have strong reason to believe that the closing price of Shares should closely track their NAV.

34 Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

Applicants believe that the nature of the markets in the component securities corresponding to the objective and investment strategy of each Fund will be the primary determinant of premiums and discounts between the closing price of Shares and their NAV. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessment of price changes in the Portfolio Securities held by a Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid would be higher or lower than the actual NAV next computed by a Fund. (Indeed, such an investor may not wish to wait for the computation of NAV before purchasing or selling.) Applicants believe that this ability to execute a transaction in Shares at an intraday trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Although the portfolio of each Fund will be actively managed, Applicants do not believe that the portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Each Fund’s Portfolio Securities and their respective quantities will be disclosed daily. Moreover, changes to a Fund’s Portfolio Securities shall be made consistent with the Fund’s investment objectives and strategies and all market participants will be made aware of such changes as a result of the daily disclosure of the Portfolio Securities.

On the basis of the foregoing as well as the rationale set forth in Section W.A. (Support for Relief Requested Pursuant to Section 6(c) of the Act), Applicants believe that an exemption from Section 22(d) of the Act and Rule 22c-1 under the Act to permit Shares to trade at negotiated prices on an Exchange satisfies the requirements of Section 6 (c) and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act.

C.  Section 22(e) of the Act

Section 22(e) provides that, except under circumstances not relevant to this request:

“[n]o registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.”

Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Securities in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e) for certain Foreign Funds. Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Foreign customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. Of course, it is possible that the proclamation of new or special holidays, the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices, could affect the information set forth herein at some time in the future. The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of fourteen calendar days, will be needed to deliver redemption proceeds and will list such holidays.

Where relief is requested, the delivery of redemption proceeds would be made within a maximum of fourteen (14) calendar days after the redemption request is received and in proper form. A redemption delivery cycle may be delayed due to the proclamation of new or special holidays, the treatment by market participants of certain days as informal holidays, the elimination of existing holidays or changes in local securities delivery practices.

Except as disclosed in the Prospectus and/or SAI for the Foreign Funds for analogous dates in subsequent years, deliveries of redemption proceeds by these Funds relating to those countries or regions are expected to be made within seven (7) days.35

The Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above, up to a maximum of fourteen calendar days, would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring up to a maximum of fourteen (14) calendar days following a redemption request would adequately afford investor protection. The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Foreign Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal foreign market(s) for the Portfolio Securities of these Funds. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. Applicants are not seeking relief from Section 22(e) for Foreign Funds that do not effect redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days up to a maximum of fourteen (14) calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22 (e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

On the basis of the foregoing, as well as the rationale set forth in Section IV.A. (Support for Relief Requested Pursuant to Section 6(c) of the Act), the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Foreign Funds.

D.  Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

35 Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may have under Rule 15c6-1.

Since it is anticipated that an Investing Fund may desire to acquire Shares of a Fund in excess of the limits set forth in Section 12(d)(1)(A) of the Act, Applicants request relief from: (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of said limits.36

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.37  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.38 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.39

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).40 These abuses included: (i) the direction of operations of an acquired fund through ownership of a controlling block of stock; (ii) the coercion of the acquired fund by threatening large-scale redemptions of the acquired fund’s shares; (iii) the charging of excessive fees due to the layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iv) the unnecessary complexity of investment structure. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).41  Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent.

Applicants propose a number of conditions designed to address these concerns which are set forth in Section VI.B. (Section 12(d)(1) Relief) of this Application. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that an Investing Fund complies with any terms and conditions of the requested relief by requesting that an Investing Fund enter into an FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1. limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined herein) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Investing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Investing Fund Adviser or Sponsor.

36 In no case, however, will a Fund that is a Fund of Funds  rely on the exemption from Section 12(d)(1) being requested in this application.

37 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

38 Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

39 House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

40 H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

41 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with an Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2. prohibits an Investing Fund and an Investing Fund Affiliate from causing any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2., B.3., B.6. and B.9. are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates, which is defined herein) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to a Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund or may decline to enter into a FOF Participation Agreement with the Investment Fund to facilitate a purchase of Shares in excess of the limits of Section 12 (d)(1)(A). To the extent an Investing Fund purchases Shares in the secondary market, a Fund may similarly decline to enter into a FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1) (A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under Condition B.10., before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5. and B.11. of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5., an Investing Fund Adviser, trustee of a Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5. also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investment Management Company. Condition B.11. prevents any sales charges and/or service fees charged with respect to shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.42

42 Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by FINRA.

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in a Fund and not in any other investment company.43  No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that no Fund relying on the exemption from Section 12(d)(1) requested herein will invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing as well as the rationale set forth in Section IV.B. (Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the Act), Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of said limits satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

E.  Sections 17(a)(1) and 17(a)(2) of the Act

1.	Affiliates: Other than Fund of Funds

Section 17(a) of the Act, among other things, makes it:

“...unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter, or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with the trustee of a unit investment trust...by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)...”

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a).

Section 2(a)(3) of the Act defmes an affiliated person of another person as:

“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities by such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

43 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

Section 2(a)(9) of the Act states that “control” is “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” Section 2(a)(9) also provides that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Under Section 2(a)(3)(E), the Adviser is an affiliate of a Fund as it is the investment adviser to the Fund. Pursuant to Section 2(a)(9), a Fund may also be deemed to be controlled by the Adviser and thus any entity controlling, controlled by or under common control with the Adviser may be an affiliated person or second tier affiliate of the Fund.44  Consistent with this premise, a Fund may be deemed to be under common control and an affiliate of any other registered investment company (or series thereof) advised by the Adviser (“Affiliated Fund”).

Applicants anticipate the possibility that a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of, an Affiliated Fund making that investor a second tier affiliate of each Fund. For so long as such an investor is deemed to be an affiliate or second tier affiliate, Section 17(a)(1) could be read to prohibit such person from depositing a Creation Basket and any Cash Amount with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a) (2) could be read to prohibit the investor from redeeming a Creation Unit in-kind. Accordingly, Applicants request an order under Section 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are affiliated persons or second tier affiliates of a Fund solely by virtue of (1) holding 5% or more or in excess of 25% of the outstanding Shares of the Fund or the Trust; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions of Creation Units in-kind.45

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either affiliated persons or second tier affiliates of a Fund, Applicants are also requesting an exemption under Section 6(c) as well as under Section 17(b) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a). Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons or second tier affiliates from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. All Creation Units will be issued and redeemed in the same manner at their net asset value and there will be no discrimination between purchasers or redeemers. Further, Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Fund, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer. Deposit Securities and Redemption Securities (except for permitted cash in lieu amounts) will be the same and in-kind purchases and redemptions will be on the same terms for all, regardless of the identity of the purchaser or redeemer.

44 Section 2(a)(9) of the 1940 Act defines “control” as “...the power to exercise a controlling influence over the management and policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

45 To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund and an affiliate, relief from Section 17(a) would not be necessary.

The Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with a Fund’s objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

On the basis of the foregoing as well as the rational set forth in Section IV.C. (Support for Relief Requested Pursuant to Section 17(b) of the Act) and Section W.A. (Support for Relief Requested Pursuant to Section 6(c) of the Act), Applicants believe that the relief requested: (i) satisfies Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) satisfies Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	Affiliates: Fund of Funds

As explained in Section V.E.1. (Sections 17(a)(1) and 17(a)(2) of the Act-Affiliates: Other Than Fund of Funds), Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. An Investing Fund relying on the requested exemptive relief from Section 12(d)(1) of the Act could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, an Investing Fund could become an affiliate or a second tier affiliate of a Fund and, as a result, direct, in-kind sales and redemptions of Shares with a Fund could be prohibited. Accordingly, Applicants request an order under Section 6(c) and Section 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Fund that is an affiliated person or second tier affiliate of an Investing Fund to sell Shares to and redeem Shares from an Investing Fund and to effectuate purchases and redemptions of Creation Units.46

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of purchases or redemptions of Creation Units by Fund of Funds that may be deemed to be either affiliated persons or second tier affiliates of a Fund, Applicants are also requesting an exemption under Section 6(c) as well as under Section 17(b) of the Act to permit an Investing Fund that is an affiliated person or second tier affiliate of a Fund to effectuate purchases and redemptions of Creation Units.

46 Applicants anticipate that most Fund of Funds will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Relief from Section 17(a) is not required when an Investing Fund that is an affiliate or second tier affiliate of a Fund purchases or sells Shares in the secondary market as such transactions are not principal transactions with the Fund. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares in Creation Units. The requested relief is intended to cover transactions that would accompany such sales and redemptions. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because the Advisor or an entity controlling, controlled by or under common control with the Advisor is also an investment adviser to that Investing Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.

Applicants believe that an exemption is appropriate because the purchase or redemption of Creation Units will be based on the NAV of the Fund regardless of whether the Investing Fund is an affiliate of the Fund or not. Moreover, the purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participating Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in its registration statement. Deposit Securities and Redemption Securities (except for permitted cash in lieu amounts) will be the same and in-kind purchases and redemptions will be on the same terms for all, regardless of the identity of the purchaser or redeemer.

For the reasons set forth herein and in Section W.A. (Support for Relief Requested Pursuant to Section 6(c) of the Act), Section IV.B. (Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the Act), Section IV.C. (Support for Relief Requested Pursuant to Section 17(b) of the Act), Section V.D. (Section 12(d)(1) of the Act), and Section V.E.1. (Sections 17(a)(1) and 17(a)(2) of the Act-Affiliates Other than Fund of Funds). Applicants believe that the relief requested: (i) satisfies Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) satisfies Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.	EXPRESSED CONDITIONS TO THIS APPLICATION

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.  Actively-Managed Exchange Traded Fund Relief

1.	As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on an Exchange.

2.
Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of the Shares may acquire Shares from a Fund and tender Shares for redemption to the Fund in Creation Units only.

3.
The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV, the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.
On each Business Day, before commencement of trading in Shares on an Exchange, each Fund will disclose on the Website the identities and quantities of the Portfolio Securities held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of that Business Day.

5.
No Adviser or any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6.	The requested Order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of Actively Managed ETFs.

B.  Section 12(d)(1) Relief

1.
The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.
No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.
Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.
The Investing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

6.
No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7.
The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the Shares of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of a Fund.

8.
Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d) (1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

9.
Before investing in Shares in excess of the limits in Section 12(d)(1)(A), each Investing Fund and a Fund will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), their Sponsors or Trustees, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares in excess of the limit in Section 12(d) (1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will fmd that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.
No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for shortterm cash management purposes.

VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A. The Verifications required by Rule 0-2(d) under the Act is included in this Application as Exhibit B.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

EXHIBIT A-1

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ETF TRUST

In accordance with Rule 0-2(c) under the Act, Eric W. Falkeis, in his capacity as Initial Trustee of the Radiance ETF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Initial Trustee of the Trust on April 3, 2012:

RESOLVED, that the Initial Trustee be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an application for an order granting pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, granting pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and granting pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Initial Trustee and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended.

RESOLVED, that any and all actions heretofore taken by the Initial Trustee and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Initial Trustee and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: November 2, 2012

EXHIBIT A-2

AUTHORIZATION
RULE 0-2(c)(2)

US  BANCORP FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Eric W. Falkeis states that all actions necessary to authorize the execution and filing of this Application by US Bancorp Fund Services, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of US Bancorp Fund Services, LLC and all actions necessary to execute and file such instrument have been taken.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: November 2, 2012

EXHIBIT A-3

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ASSET MANAGEMENT, LLC

In accordance with Rule 0-2(c) under the Act, Tina K. Singh states that all actions necessary to authorize the execution and filing of this Application by Radiance Asset Management, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Radiance Asset Management, LLC and all actions necessary to execute and file such instrument have been taken.

Radiance Asset Management, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: November 2, 2012

EXHIBIT A-4

AUTHORIZATION
RULE 0-2(c)(2)

QUASAR DISTRIBUTORS, LLC

In accordance with Rule 0-2(c) under the Act, Susan L. La Fond states that all actions necessary to authorize the execution and filing of this Application by Quasar Distributors, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken.

Quasar Distributors, LLC

By: /s/ Susan L. La Fond Name: Susan L. La Fond
Title: Treasurer
Dated: November 2, 2012

EXHIBIT B-1

VERIFICATION
RULE 0-2(d)

RADIANCE ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Radiance ETF Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: November 2, 2012

EXHIBIT B-2
VERIFICATION
RULE 0-2(d)

US  BANCORP FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of US Bancorp Fund Services, LLC, that he is the Chief Financial Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: November 2, 2012

EXHIBIT B-3
VERIFICATION
RULE 0-2(d)

RADIANCE ASSET MANAGEMENT, LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Radiance Asset Management, LLC, that she is the Manager and President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Radiance Asset Management, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: November 2, 2012

EXHIBIT B-4
VERIFICATION
RULE 0-2(d)

QUASAR DISTRIBUTORS, LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Quasar Distributors, LLC, that she is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Quasar Distributors, LLC

By: /s/ Susan L. La Fond Name: Susan L. La Fond
Title: Treasurer
Dated: November 2, 2012

EXHIBIT C

Description of Initial Fund

Objective:  The investment objective of the Domestic Equity Fund is long-term capital appreciation.

Investment Strategy:  The Domestic Equity ETF will seek to meet its objective by normally investing at least 80% of its total assets in equity securities of companies domiciled in the U.S. and primarily listed on an Exchange. The board of directors or trustees of the Domestic Equity ETF may change the investment objective of the Domestic Equity ETF without shareholder approval. The Adviser will use qualitative and quantitative metrics to select securities for the Domestic Equity ETF that have growth potential within their issuers’ industries. Candidates for the portfolio will be ranked based on relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria. The Domestic Equity ETF’s portfolio may include common stocks, ETFs, exchange-traded products not registered as investment companies under the Act, preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, and convertible debt instruments.